SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

or

__   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the transition period from
_____ to _____

Commission File Number

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WPS Resources Corporation
Deferred Compensation Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPS Resources Corporation
700 North Adams
P. O. Box 19001
Green Bay, WI 54307-9001

WPS Resources Corporation
Deferred Compensation Plan

Statements of Net Assets Available for Plan Benefits (in thousands)
December 31, 2002 and 2001

	2002	**2001**
ASSETS:		
Receivable from WPS Resources Corporation	$23,049	$19,716
NET ASSETS AVAILABLE FOR BENEFITS	$23,049	$19,716

See notes to financial statements.

WPS Resources Corporation
Deferred Compensation Plan

Statements of Changes in Assets Available for Plan Benefits (in thousands)
December 31, 2002, 2001, and 2000

	2002	2001	2000
ADDITIONS:			
Employer contribution credits	$ 101	$ 29	$ -
Participant deferrals	2,127	1,357	1,541
Deemed interest and dividend credits	1,960	1,697	1,642
Net unrealized appreciation of hypothetical investments	289	35	1,862
Total additions	4,477	3,118	5,045
DEDUCTIONS:			
Distributions	1,144	779	780
Transfer to non-employee plan	-	1,937	-
Total deductions	1,144	2,716	780
Increase in net assets	3,333	402	4,265
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	19,716	19,314	15,049
End of year	$23,049	$19,716	$19,314

See notes to financial statements.

WPS Resources Corporation
Deferred Compensation Plan

Notes to Financial Statements
December 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

    General -- WPS Resources Corporation (the "Company") sponsors the WPS Resources
    Corporation Deferred Compensation Plan as Amended and Restated effective January 1,
    2001 (the "Plan"). The Plan supercedes previous deferred compensation plans dating back to
    1987. The following brief description of the Plan provides only general information.
    Participants should refer to the Plan document for a more complete description of the Plan's
    provisions.

    The Plan is a non-qualified, deferred compensation plan. The Plan is an employee pension
    benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended
    ("ERISA"), although, as discussed in more detail below, the Plan is exempt from many of
    ERISA's substantive requirements.

    Participation -- The Plan is open to a select group of management and highly compensated
    employees of the Company, its subsidiaries, or affiliates. An employee may participate in
    the Plan only if designated for participation by the Compensation and Nominating
    Committee of the Board of Directors. Once nominated, participation in the plan is entirely
    voluntary. Prior to January 1, 2001, non-employee members of the Board of Directors of the
    Company were also eligible to participate in the Plan. Account balances totaling $1,937,000
    for the non-employee members of the Board of Directors were transferred to the
    WPS Resources Non-Employee Director Deferred Compensation and Deferred Stock Unit
    Plan in 2001. This transfer is reflected as a deduction on the Statement of Changes in Assets
    Available for Plan Benefits.

    Participant Deferrals -- Each participant can defer up to 75% of his or her base
    compensation, in increments of 1%. In addition, each participant can defer up to 100%
    of his or her annual bonus, and 100% of any long-term incentive plan performance
    share awards, in increments of 1%. Prior to 2001 there was a 7% mandatory employee
    deferral that is deemed to be invested in WPS Resources stock.

    Employer Contribution Credits -- Beginning in 2001, if a participant chooses to defer his or
    her annual bonus payment into the WPS Resources stock unit account, an additional 5%

premium will be added as an incentive for using the stock deferral option. If deferral of base compensation and/or annual bonus under this Plan results in a reduced 401(k)/ESOP match under the Company sponsored qualified plans, participants will receive credit for the "lost" match in this plan.

Plan Termination -- Although it has not expressed any intent to do so, the Company's Board of Directors has the right to amend or terminate the Plan provided that no amendment or termination may reduce or eliminate any account balance accrued to the date of such amendment or termination.

Vesting -- Participants are immediately and fully vested in all contributions and earnings.

Administration -- The Plan is administered by the Compensation and Nominating Committee of the Board of Directors. The Committee administers and interprets the Plan and supervises preparation of the various forms and elections required pursuant to the Plan. Participants' accounts are maintained by Clark Consulting, a third party administrator. Prior to June 2001, the participant accounts were maintained by Wisconsin Public Service Corporation, a wholly owned subsidiary of the Company.

Grantor Trust -- Wisconsin Public Service Corporation, a wholly owned subsidiary of the Company, established a Grantor ("Rabbi") Trust in July 1988. The Trust was most recently amended and restated in May 2001. The Trust is governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and State Street Bank and Trust Company, the current Trustee.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's deferrals, applicable employer contribution credits and deemed investment gains, and charged with benefit distributions, if applicable, and allocations of deemed investment losses.

Investments -- Participants direct the investment of their deferrals into various investment fund equivalents offered by the Plan. The Plan currently offers mutual funds, reserve account A, reserve account B, and WPS Resources stock as hypothetical investment options for participants. Reserve account A is no longer available for future deferrals. The reserve account B provides for an interest equivalent credit of 70% of the Company's consolidated return on common equity. These are hypothetical investment options that are maintained for record keeping purposes only. Although the Company maintains a Grantor Trust and may use the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no assets of its own and the hypothetical investments that are used for record keeping purposes are mirrored by actual investments of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Distributions -- Unless the participant has selected a later commencement date, distribution of a participant's account commences within 60 days following the end of the calendar year in which the participant terminates employment or service from all participating employers. Distributions will be made in 1 to 15 annual installments, as elected by the participant. Those participants that retired or terminated prior to 2001 receive their distribution according to the plan in existence when they separated from service.

Receivable from the Company -- As explained in Note 3 the Plan is unfunded with benefits paid solely out of the general assets of the Company. The Plan records a receivable from the Company equal to the sum of all participant account balances.

Administrative Expenses -- Costs of establishing and administering the Plan are paid by the participating employers.

3. INCOME TAX STATUS

Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit plan which is maintained by the Company for the purpose of providing deferred compensation for a select group of management or highly compensated employees; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of ERISA, which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for the requirement to file a brief "registration statement" with the Department of Labor (which has been done) and except for the requirement to provide Plan documents to the Secretary of Labor upon request. Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the WPS Resources Corporation Deferred Compensation Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 15th day of July, 2003.

WPS RESOURCES CORPORATION
DEFERRED COMPENSATION PLAN

By: /s/ Joseph P. O'Leary
     Joseph P. O'Leary
     Senior Vice President and Chief Financial Officer on behalf of
     WPS Resources Corporation which administers the
     WPS Resources Corporation Deferred Compensation Plan

WPS RESOURCES CORPORATION

Exhibit Index to Form 11-K
for the Fiscal Year ended December 31, 2002

Exhibit
Number

99   Certification Pursuant to 18 U.S.C. Section 1350